State Street Master Funds

State Street Institutional Investment Trust

P.O. Box 5049

Boston, Massachusetts 02206

Via EDGAR Correspondence

March 28, 2013

Mr. Jeff Long

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Master Funds, SEC File No. 811-09599
State Street Institutional Investment Trust, SEC File No. 333-30810 and 811-09819
(collectively, the “Trusts”)
Comments Pursuant to Review of N-CSR Filings for Fiscal Year Ended 12/31/11
(collectively, the “Filings”)

Dear Mr. Long:

This letter is in response to the comment you provided via telephone to Ryan M. Louvar, the Trusts’ Secretary, on February 21, 2013, with respect to the Filings, each of which were filed via EDGAR with the Securities and Exchange Commission on March 8, 2012.

Comment: Certifying officers of the Trusts (“Certifying Officers”) signed the certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002 on February 17, 2012 (“302 Certification”), while the “Report of Independent Registered Public Accounting Firm” was signed on February 23, 2012 (the “Report”). Please confirm that the Certifying Officers are comfortable signing the 302 Certification prior to the signing of the Report by the Independent Registered Public Accounting Firm (“Audit Firm”).

Response: The Trusts have adopted “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting” in order to assist the Certifying Officers in the discharge of their responsibilities including, among other matters, signing the required 302 Certification. While the Certifying Officers may rely upon the Report prior to executing their certifications, including the 302 Certification, there is no requirement that they do so, although the Certifying Officers do maintain close lines of communication with the Audit Firm through the date of the Report. Accordingly, after conferring with the Certifying Officers, the Certifying Officers remain comfortable signing the 302 Certification prior to the Audit Firm’s execution of the Report.

Please do not hesitate to contact the undersigned at (617) 662-3967 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Mark E. Tuttle

Mark E. Tuttle

Assistant Secretary

EXHIBIT

March 28, 2013

Mr. Jeff Long

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Master Funds, SEC File No. 811-09599
State Street Institutional Investment Trust, SEC File No. 333-30810 and 811-09819
(each, a “Trust” and collectively, the “Trusts”)
Comments Pursuant to Review of N-CSR Filings for Fiscal Year Ended 12/31/11
(each, a “Filing” and collectively, the “Filings”)

Dear Mr. Long:

In connection with the applicable Filing, each Trust hereby separately acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in its Filing;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filings reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Filings; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on February 21, 2013. Please do not hesitate to contact the undersigned at (617) 662-3967 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Mark E. Tuttle

Mark E. Tuttle

Assistant Secretary

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